Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

20 April 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

dlw 5/18

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Cue First Maari oil cargo

Cue is pleased to announce that the tanker MS Sophie loaded about 165,000 barrels of crude oil (Cue share 39,000 barrels) from the Maari oil field in New Zealand on Saturday 18th April. The cargo has been loaded on behalf of Cue and Todd Energy who have elected to jointly ship their share of Maari oil production.

When the Maari field reaches its initial peak production rate of about 35,000 barrels of oil per day later this year, Cue and Todd expect to load cargos every three weeks or so. The oil will be sold to east coast Australian refineries.

"This represents another successful milestone for Cue" said Cue's Chief Executive Officer, Bob Coppin. "The Maari oil production substantially enhances our existing oil production from the SE Gobe field in Papua New Guinea and the Oyong field in Indonesia."

The participants in the Maari field are:

Cue Taranaki Pty Ltd	5%
OMV NZ Ltd (Operator)	69%
Todd Maari Limited	16%
Horizon Oil International Limited	10%

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

20th April 2009